EXHIBIT 2

                      [AlliedSignal Inc. Letterhead]


                                                      August 11, 1998

AMP Incorporated
470 Friendship Road
Harrisburg, PA 17111

Attention:  David F. Henschel, Corporate Secretary
            and Associate General Legal Counsel

Dear Mr. Henschel:

          As you know, PMA Acquisition Corporation, a wholly owned subsidiary of AlliedSignal Inc., commenced a tender offer to acquire all of the outstanding shares of the Common Stock of AMP Incorporated at $44.50 per share. We have also indicated that, if AMP does not respond favorably to our proposal, we intend to commence a solicitation for the following purposes:

          (i) to amend Section 2.2 of Article II of the Company By-laws to fix the number of directors of the Company at twenty-eight; (ii) to amend Section 2.4 of Article II of the Company By-laws to permit the Company's shareholders to fill vacancies on the Company's Board of Directors (the "Company Board"); (iii) to amend Section 1.54.3 of Article II of the Company By-laws to clarify that nominations of directors for election by written consent of shareholders are not subject to the advance notification provisions of the Company By-laws; (iv) to elect Hans W. Becherer, Lawrence A. Bossidy, Ann M. Fudge, Paul X. Kelley, Peter M. Kreindler, Robert P. Luciano, Robert B. Palmer, Russell E. Palmer, Frederic M. Poses, Donald J. Redlinger, Ivan
          G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Richard F. Wallman, Robert C. Winters and Henry T. Yang (the "Nominees") to serve as directors of the Company; and (v) to repeal each provision of the Company By-laws or amendment(s) thereto adopted subsequent to July 22, 1998 and prior to the effectiveness of the foregoing amendments and the seating of a sufficient number of Nominees to constitute a majority of the Company Board.

          AlliedSignal is the beneficial holder of 100 shares of AMP. Enclosed is the request of Cede & Co., the record holder of those shares, requesting the Board of Directors of AMP to fix a record date as provided in Article I, Section 1.7.2 of the By-laws of AMP. It is our request that the record date be set for August 31, 1998 which will provide time for AMP to comply with NYSE rules respecting the record date and at the same time give the market sufficient notice of this event. As required by the By-laws of AMP, we would expect that the record date would be set within 10 calendar days from this date.

          If you have any questions, please call the undersigned at [telephone number omitted].

                                    Very truly yours,


                                    By: /s/ Peter M. Kreindler
                                       ------------------------------
                                       Peter M. Kreindler, Esq.
                                       Senior Vice President, General
                                       Counsel and Secretary